UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

UpHealth, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

91532B200
(CUSIP Number)

Stephen Golden c/o Riva Ridge Capital Management LP 55 Fifth Avenue, 18th Floor New York, New York 10003 United States of America
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	91532B200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Riva Ridge Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

901,076

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

901,076

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

901,076

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%

14.	TYPE OF REPORTING PERSON

IA, PN

CUSIP No.	91532B200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Riva Ridge Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

901,076

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

901,076

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

901,076

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	91532B200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Riva Ridge GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

901,076

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

901,076

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

901,076

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	91532B200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stephen Golden

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

901,076

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

901,076

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

901,076

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	91532B200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Shim

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

901,076

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

901,076

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

901,076

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	91532B200

Item 1.	Security and Issuer.

The name of the issuer is UpHealth, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 14000 S. Military Trail, Suite 203, Delray Beach, Florida 33484. This Schedule 13D relates to the Issuer's Common Stock, $0.0001 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by Riva Ridge Capital Management LP, a Delaware limited liability company (“Riva Ridge”), Riva Ridge Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), Riva Ridge GP LLC, a Delaware limited liability company (the “GP”), Stephen Golden (“Golden”), a United States citizen and James Shim (“Shim”), a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 55 Fifth Avenue, 18th Floor, New York, New York 10003.

(c)	Riva Ridge is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment advisory services. The Master Fund is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. The GP serves as the general partner of Riva Ridge. Golden and Shim are Principals of Riva Ridge and Portfolio Managers of the Master Fund.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 901,076 Shares came from the working capital of the Master Fund and other clients of Riva Ridge. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired Variable Rate Convertible Senior Secured Notes due 2025 (the “2025 Notes”) and 6.25% Convertible Senior Notes due 2026 (the “2026 Notes” and, together with the 2025 Notes, collectively, the “Convertible Notes”) reported herein for investment purposes, and such acquisitions were made in the Reporting Persons’ ordinary course of business.  The Reporting Persons filed an initial Schedule 13G with the Securities and Exchange Commission (the “SEC”) on February 14, 2023 (the “Schedule 13G”).

The Reporting Persons are filing this Schedule 13D to supersede their prior filing on Schedule 13G.  On September 19, 2023, UpHealth Holdings, Inc., a wholly owned direct subsidiary of the Issuer, filed a voluntary petition for relief under the Chapter 11 of the U.S. Bankruptcy Code for the District of Delaware (the “Petition”). Following the filing of the Petition, the Reporting Persons expect to take efforts to attempt to preserve the value of the Convertible Notes or underlying Common Stock as the bankruptcy process continues.  The Reporting Persons may therefore engage in discussions with, among others, other holders of the Convertible Notes regarding a range of actions, transactions and restructurings, which could relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Persons may, in their sole discretion, depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, dispose of the Convertible Notes, shares of  Common Stock or other securities convertible into, exchangeable for or referencing Common Stock or the Convertible Notes, purchase additional Convertible Notes, shares of Common Stock or other securities convertible into, exchangeable for or referencing the Common Stock  or Convertible Notes from time to time in the open market, in privately negotiated transactions or otherwise, including through potential hedging activities, subject to market conditions, legal and regulatory restrictions, and other factors.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

Golden:

As of the date hereof, Golden may be deemed to be the beneficial owner of 901,076 Shares, constituting 4.99% of the Shares*.

Golden has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 901,076 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 901,076 Shares.

Shim:

As of the date hereof, Shim may be deemed to be the beneficial owner of 901,076 Shares, constituting 4.99% of the Shares*.

Shim has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 901,076 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 901,076 Shares.

Riva Ridge and GP:

As of the date hereof, Riva Ridge and the GP may be deemed to be the beneficial owner of 901,076 Shares, constituting 4.99% of the Shares*.

Riva Ridge and the GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 901,076 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 901,076 Shares.

Master Fund:

As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 901,076 Shares, constituting 4.99% of the Shares*.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 901,076 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 901,076 Shares.

Other than as described in Item 6 with respect to the 2025 Notes and 2026 Notes, the transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Exhibit B.

The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s outstanding shares of Common Stock on September 22, 2023.

*The outstanding Shares figure reflects 17,161,024 Shares of Common Stock, $0.0001 par value outstanding as reported in the Issuer’s 10-Q filed by the Issuer on August 10, 2023 and 896,619 additional shares of Common Stock, $0.0001 par value issuable upon the conversion of 2025 Notes and 2026 Notes as defined in Item 4.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The indentures relating to the 2025 Notes and the 2026 Notes prohibit the Issuer from effecting the conversion of such Convertible Notes and the holder from converting any such Convertible Notes if the number of shares of Common Stock that may be issued upon conversion to the holder of such Convertible Notes if, following the conversion, the holder or any “Attribution Parties” would beneficially own in excess of the “maximum percentage” of the Common Stock.  The maximum percentage was initially set at 9.99%, but a holder may reduce the applicable maximum percentage.  On September 22, 2023, the Master Fund delivered a notice to the Issuer to reduce the applicable maximum percentage to 4.99%.  Each indenture defines “Attribution Parties” to mean, collectively, the following persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the issue date of the notes, directly or indirectly managed or advised by a holder’s investment manager or any of its affiliates or principals, (ii) any direct or indirect affiliates of such holder or any of the foregoing, (iii) any person acting or who could be deemed to be acting as a “group,” (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended or Rule 13d-5 thereunder) together with such holder or any of the foregoing and (iv) any other persons whose beneficial ownership of the Common Stock would or could be aggregated with such holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2023
(Date)

RIVA RIDGE CAPITAL MANAGEMENT LP* /s/ Stephen Golden
(Signature)

Stephen Golden, Managing Member of the General Partner
(Name/Title)

Riva Ridge master fund, ltd.* /s/ Stephen Golden
(Signature)

Stephen Golden, Director
(Name/Title)

Riva ridge gp llc* /s/ Stephen Golden
(Signature)

Stephen Golden, Managing Member
(Name/Title)

STEPHEN GOLDEN*

/s/ Stephen Golden
(Signature)

JAMES SHIM* /s/ James Shim
(Signature)

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934,

as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated September 26, 2023, relating to the Common Stock, $0.0001 par value, of UpHealth, Inc. shall be filed on behalf of the undersigned.

September 26, 2023
(Date)

RIVA RIDGE CAPITAL MANAGEMENT LP /s/ Stephen Golden
(Signature)

Stephen Golden, Managing Member of the General Partner
(Name/Title)

Riva Ridge master fund, ltd. /s/ Stephen Golden
(Signature)

Stephen Golden, Director
(Name/Title)

Riva ridge gp llc /s/ Stephen Golden
(Signature)

Stephen Golden, Managing Member
(Name/Title)

STEPHEN GOLDEN

/s/ Stephen Golden
(Signature)

JAMES SHIM /s/ James Shim
(Signature)

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

8/14/2023	6.25% Convertible Senior Notes due 2026	2,500,000(1)		$40.50
9/19/2023	6.25% Convertible Senior Notes due 2026	8,200,000(2)		$24.50
9/19/2023	Variable Rate Convertible Senior Secured Notes due 2025	3,000,000(3)		$75.00

(1) This represents the principal amount of 2,500,000 6.25% Convertible Senior Notes due 2026, which would be converted into 23,585 Shares at the conversion price of $106.00. The foregoing principal amount has been included on an as-converted basis in the Reporting Persons’ beneficial ownership calculations set forth in this Schedule 13D, subject to the conversion cap described in Item 6.

(2) This represents the principal amount of 8,200,000 6.25% Convertible Senior Notes due 2026, which would be converted into 77,358 Shares at the conversion price of $106.00. The foregoing principal amount has been included on an as-converted basis in the Reporting Persons’ beneficial ownership calculations set forth in this Schedule 13D, subject to the conversion cap described in Item 6.

(3) This represents the principal amount of 3,000,000 Variable Rate Convertible Senior Secured Notes due 2025, which would be converted into 171,429 Shares at the conversion price of $17.50. The foregoing principal amount has been included on an as-converted basis in the Reporting Persons’ beneficial ownership calculations set forth in this Schedule 13D, subject to the conversion cap described in Item 6.